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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                            ----------------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                   13d-2(a)

                                Amendment No. 2

                            LCC International, Inc.
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                               (Name of Issuer)

                             Class A Common Stock
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                        (Title of Class of Securities)

                                  501810 10 5
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                                (CUSIP Number)

                              Victoria D. Harker
                        Acting Chief Financial Officer
                                WorldCom, Inc.
                         22001 Loudoun County Parkway
                               Ashburn, VA 20147
                                (703) 886-5600
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

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            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /

                        (Continued on following pages)
                             (Page 1 of 9 Pages)


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


CUSIP No. 501810 10 5           Schedule 13D                  Page 2 of 9 Pages


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     WorldCom, Inc.                                  58-1521612

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) / /
                                                                (b) / /

3.   SEC USE ONLY

4.   SOURCES OF FUNDS

                                                     00 (See Item 3)

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                     / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                                                    Georgia

     NUMBER OF SHARES   7. SOLE VOTING POWER

                           2,841,099 (See Item 5)

      BENEFICIALLY      8. SHARED VOTING POWER
       OWNED BY
                           0

    EACH REPORTING      9. SOLE DISPOSITIVE POWER

                           2,841,099 (See Item 5)

     PERSON WITH       10. SHARED DISPOSITIVE POWER

                           0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,841,099 shares of Class A Common Stock (See Item 5)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS BEFORE FILLING OUT)          / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            19.4%

14. TYPE OF REPORTING PERSON                                       CO

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (ENTITIES ONLY) MCI WORLDCOM Network Services, Inc.       13-2745892

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (c) / /
                                                               (d) / /

3.   SEC USE ONLY

4.   SOURCES OF FUNDS                                        00 (See Item 3)

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     / /
     PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                 Delaware

   NUMBER OF SHARES     7.        SOLE VOTING POWER

                                  2,841,099 (See Item 5)

BENEFICIALLY OWNED BY   8.        SHARED VOTING POWER

                                  0

    EACH REPORTING      9.        SOLE DISPOSITIVE POWER

                                  2,841,099 (See Item 5)

     PERSON WITH        10.       SHARED DISPOSITIVE POWER

                                  0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,841,099 shares of Class A Common Stock (See Item 5)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (SEE INSTRUCTIONS BEFORE FILLING OUT)                   / /

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            19.4%

14. TYPE OF REPORTING PERSON                      CO

CUSIP No. 501810 10 5          Schedule 13D                  Page 4 of 9 Pages


Preliminary Statement

         This Amendment No. 2 (the "Amendment") amends the Schedule 13D filed July 30, 1999, as amended by Amendment No. 1 filed February 14, 2001 (the "Schedule 13D"). The cover page, Items 1, 2, and 5, and Appendix A of the
Schedule 13D shall be amended and restated as follows. All other information in the Schedule 13D remains unchanged.

Item. 1. Security and Issuer

         This Amendment relates to shares of Class A Common Stock, par value $0.01 per share (the "Shares"), of LCC International, Inc. ("LCCI" or the "Company"), a Delaware corporation. The principal executive offices of LCCI are located at 7925 Jones Branch Drive, McLean, VA 22102.

Item. 2. Identity and Background

         (a)-(c), (f) The name, state of incorporation and business address of the persons filing this statement (together, the "Reporting Persons") are:

          1.   WorldCom, Inc., a Georgia corporation
               500 Clinton Center Drive, Clinton, MS 39056, U.S.A.; and

          2. MCI WORLDCOM Network Services, Inc. (formerly known as MCI Telecommunications Corporation), a Delaware corporation 500 Clinton Center Drive, Clinton, MS 39056, U.S.A.

         The principal business of WorldCom and its subsidiaries is communications services.

         Information relating to the directors and executive officers of the Reporting Persons is contained in Annexes A and B attached hereto and is incorporated herein by reference.

         On June 25, 2002, WorldCom announced that as a result of an internal audit of WorldCom's capital expenditure accounting, it was determined that certain transfers from line cost expenses to capital accounts in the amount of $3.055 billion during 2001 and $797 million during the first quarter of 2002 were not made in accordance with generally accepted accounting principles and that WorldCom would therefore restate its financial statements for 2001 and the first quarter of 2002. The U.S. Securities and Exchange Commission (the "SEC") filed a civil action against WorldCom on June 26, 2002 seeking injunctive relief and damages under various legal theories and by order dated June 26, 2002, the SEC required WorldCom to file a sworn statement pursuant to
Section 21(a)(1) of the Securities Exchange Act of 1934 describing in detail the facts and circumstances underlying the events leading to WorldCom's June 25th announcement. WorldCom filed the sworn statement on July 1, 2002 and filed an amended statement on July 8, 2002.

         On August 8, 2002, WorldCom announced that its ongoing internal review of its financial statements discovered an additional $3.8 billion in improperly reported pre-tax earnings for 1999, 2000, 2001 and first quarter 2002. As a result, WorldCom intends to restate its financial statements for 2000, 2001 and the first quarter of 2002. On November 5, 2002, WorldCom announced that it expects a further restatement of earnings in addition to amounts previously announced which could result in an aggregate restatement in excess of $9 billion.

         A Special Investigative Committee of WorldCom's Board of Directors is overseeing an independent investigation of these matters led by William R. McLucas, former Director of the Division of

CUSIP No. 501810 10 5          Schedule 13D                  Page 5 of 9 Pages

Enforcement for the SEC and a partner with the law firm of Wilmer, Cutler & Pickering. WorldCom's accounting practices also are under investigation by the SEC, by the U.S. Attorney's Office for the Southern District of New York, and the Examiner appointed by the Bankruptcy Court, Richard Thornburgh, former Attorney General of the United States. WorldCom voluntarily disclosed its discovery of the accounting issues to the SEC and the U.S. Attorney's Office and since that time it has cooperated fully with those enforcement agencies. On November 26, 2002, as part of a partial settlement of the SEC lawsuit, WorldCom consented to the entry of a permanent injunction that will resolve claims brought in a civil lawsuit by the SEC regarding WorldCom's past accounting practices. The injunction imposes certain ongoing obligations on WorldCom and permits the SEC to seek a monetary penalty in the future.

         WorldCom has terminated Scott Sullivan, its chief financial officer, and three accounting directors and has accepted the resignation of its controller. The controller and three directors have entered into plea agreements with the U.S. Attorney's Office, and on August 28, 2002, a grand jury returned an indictment charging Mr. Sullivan with various securities-related crimes; trial of that case is currently scheduled for September 2003. The U.S. Attorney's Office has advised WorldCom that its investigation of certain former officers and employees is ongoing.

         Except as described above, during the past five years, neither WorldCom nor, to the best of its knowledge, any of the members of its Board of Directors or executive officers of WorldCom has had any criminal convictions, and none has been subject to a judgment, decree or final order of a judicial or administrative body of competent jurisdiction enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item. 5. Interest in Securities of the Issuer

         (a) and (b). Under the definition of "beneficial ownership" set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Reporting Persons currently have beneficial ownership of 2,841,099 Shares of LCCI. This amount constitutes approximately 19.43% of the outstanding Shares, based upon a total of 14,622,767 outstanding Shares as of October 31, 2002, as represented by LCCI in LCCI's Form 10-Q for the Quarterly Period Ended September 30, 2002. The percentage ownership of the Reporting Persons changed only as a result of a change in the number of outstanding shares; the Reporting Persons have made no purchases or dispositions of the Shares since the filing of the Schedule 13D.

         The Reporting Persons have the sole power to vote and the sole power to dispose such Shares. The filing of this Amendment shall be construed as an admission that the Reporting Persons are the beneficial owners of any Shares other than those discussed in this Item 5.

     (c) Neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any directors or executive officers of any of the Reporting Persons have engaged in any transaction during the past 60 days in the Company's Shares.

     (d) No one else will have the right to receive or the power to direct the receipt of dividends from, or the proceeds from any sale of, the Shares owned by the Reporting Persons.

     (e) Not applicable.

CUSIP No. 501810 10 5          Schedule 13D                  Page 6 of 9 Pages


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 14, 2003


                                 WORLDCOM, INC.


                                 By:    /s/ Victoria D. Harker
                                        ---------------------------------------
                                        Name:   Victoria D. Harker
                                        Title:  Acting Chief Financial Officer


                                 MCI WORLDCOM NETWORK SERVICES, INC.


                                 By:    /s/ Victoria D. Harker
                                        ---------------------------------------
                                        Name:   Victoria D. Harker
                                        Title:  Acting Chief Financial Officer

CUSIP No. 501810 10 5          Schedule 13D                  Page 7 of 9 Pages


                                    Annex A

 INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF WORLDCOM, INC.

Directors and Executive Officers of WorldCom, Inc. ("WorldCom"). Set forth below are the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of WorldCom. The principal address of WorldCom is 500 Clinton Center Drive, Clinton, Mississippi 39056, U.S.A. Each such person is a citizen of the United States.

        Name and Current                          Present Principal
        Business Address                       Occupation or Employment
        ----------------                       -------------------------

CYNTHIA K. ANDREOTTI                      Ms. Andreotti serves as President,
700 South Flower Street                   Business Markets of WorldCom.
Suites 400 & 1600
Los Angeles, CA  90017
U.S.A.

DENNIS R. BERESFORD                       Mr. Beresford is a director of
J.M. Tull School of Accounting            WorldCom.  Mr. Beresford is a
Terry College of Business                 Professor of Accounting at the J.M.
The University of Georgia                 Tull School of Accounting, Terry
Athens, GA 30602                          College of Business, The
U.S.A.                                    University of Georgia.

SETH D. BLUMENFELD                        Mr. Blumenfeld serves as President,
2 International                           WorldCom International of WorldCom.
Rye Brook, NY  10573
U.S.A.

FRED M. BRIGGS                            Mr. Briggs serves as President,
WorldCom, Inc.                            Operations and Technology of WorldCom.
22001 Loudoun County Parkway
Ashburn, VA  20147
U.S.A.

MICHAEL D. CAPELLAS                       Mr. Capellas serves as President,
WorldCom, Inc.                            Chief Executive Officer and
22001 London County Parkway               Chairman of the Board of WorldCom.
Ashburn, VA  20147
U.S.A.

DANIEL L. CASACCIA                        Mr. Casaccia serves as Executive
22001 Loudoun County Parkway              Vice President, Human Resources of
Ashburn, VA  20147                        WorldCom.
U.S.A.

CUSIP No. 501810 10 5          Schedule 13D                  Page 8 of 9 Pages

        Name and Current                          Present Principal
        Business Address                       Occupation or Employment
        ----------------                       -------------------------

GRACE CHEN TRENT                             Ms. Trent serves as Vice President
22001 Loudoun County Parkway                 and Chief of Staff of WorldCom.
Ashburn, VA  20147
U.S.A.

JONATHAN CRANE                               Mr. Crane serves as Executive
WorldCom, Inc.                               Vice President, Strategy
650 Elm Street                               and Marketing of WorldCom.
Manchester, NH  03101
U.S.A.

VICTORIA D. HARKER                           Ms. Harker serves as Senior Vice
WorldCom, Inc.                               President and Acting Chief
22001 Loudoun County Parkway                 Financial Officer of WorldCom.
Ashburn, VA 20147
U.S.A.

WAYNE E. HUYARD                              Mr. Huyard serves as President,
WorldCom, Inc.                               Mass Markets of WorldCom.
22001 Loudoun County Parkway
Ashburn, VA 20147
U.S.A.

NICHOLAS deB. KATZENBACH                     Mr. Katzenbach is a director
33 Greenhouse Drive                          of WorldCom.  Mr. Katzenbach is a
Princeton, NJ 08540                          private attorney.
U.S.A.

SUSAN MAYER                                  Ms. Mayer serves as Senior Vice
WorldCom, Inc.                               President of WorldCom.
1133 19th Street, N.W.
Washington, DC  20036
U.S.A.

C.B. ROGERS, JR.                             Mr. Rogers is a director of
Equifax, Inc.                                WorldCom.
3060 Peachtree Road - Suite 240              Mr. Rogers formerly served as
Atlanta, GA 30305                            an executive officer
U.S.A.                                       and director of Equifax Inc.

MICHAEL H. SALSBURY                          Mr. Salsbury serves as Executive
WorldCom, Inc.                               Vice President, General Counsel
1133 19th Street, N.W.                       and Secretary of WorldCom.
Washington, DC  20036
U.S.A.

CUSIP No. 501810 10 5          Schedule 13D                  Page 9 of 9 Pages

                                    Annex B

        INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF
                     MCI WORLDCOM NETWORK SERVICES, INC.

Directors and Executive Officers of MCI WORLDCOM Network Services, Inc. ("Network Services"). Set forth below are the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of Network Services. The principal address of Network Services is 500 Clinton Center Drive, Clinton, Mississippi 39056, U.S.A. Each such person is a citizen of the United States.

       Name and Current                    Present Principal Occupation
       Business Address                        or Employment
       ----------------                    -----------------------------

MICHAEL D. CAPELLAS                        Mr. Capellas serves as President
MCI WORLDCOM Network Services, Inc.        and sole director of Network
22001 London County Parkway                Services.
Ashburn, VA  20147
U.S.A.

VICTORIA D. HARKER                         Ms. Harker services as Senior Vice
WorldCom, Inc.                             President and Acting Chief Financial
22001 Loudoun County Parkway                Officer of Network Services.
Ashburn, VA 20147
U.S.A.

SUSAN MAYER                                Ms. Mayer serves as Senior Vice
MCI WORLDCOM Network Services, Inc.        President and Treasurer of Network
1133 19th Street, N.W.                     Services.
Washington, DC  20036
U.S.A.